Exhibit 21.1

LIST OF SUBSIDIARIES OF BOARDWALK PIPELINE PARTNERS, LP

Entity	Jurisdiction of Formation
Boardwalk Operating GP, LLC	Delaware

Boardwalk Pipelines, LP	Delaware

Texas Gas Transmission, LLC	Delaware

GS Pipeline Company, LLC	Delaware

Gulf South Pipeline Company, LP	Delaware